Exhibit 3.1

BPO MANAGEMENT SERVICES, INC.
(f/k/a Healthaxis, Inc.)

BYLAW AMENDMENT

(Second Amendment to the Second Amended and Restated Bylaws)

As Adopted by the Board of Directors on January 28, 2010

Section 105 of the Company’s Bylaws are hereby amended by deleting in its entirety the current language of Section 105 and substituting the following language in its place:

“Section 105.  Consent of Shareholders in Lieu of Meeting.  Any action required or permitted to be taken at a meeting of the shareholders or of a class of shareholders may be taken without a meeting upon the consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.  Any such consent shall be filed with the Secretary of the Corporation.”